EXHIBIT 4

The Board resolves to change the head of R&D

Date of events: 2011/02/21

Contents:

1.Type of personnel changed (please enter: spokesperson, acting spokesperson, financial officer, accounting officer, research and development officer, or internal audit officer): Research and development officer.

2.Date of occurrence of the change:2012/02/21

3.Name, title, and resume of the replaced person: Yuan-Kuang Tu, EVP/President of Chunghwa Telecom Laboratories.

4.Name, title, and resume of the replacement: Feng-Yue Hung, EVP/President of Chunghwa Telecom Training Institute.

5.Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ):position adjustment

6.Reason for the change: adjustment

7.Effective date:2012/02/21

8.Contact telephone number of the replacement:03-4244200

9.Any other matters that need to be specified: None